Columbia Funds Series Trust

225 Franklin Street

Boston, MA 02110

April 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust (the “Registrant”) on behalf of the following funds (the “Funds”):

Columbia Marsico International Opportunities Fund (to be known as Columbia International Opportunities Fund effective May 1, 2015)

Columbia Multi-Advisor International Equity Fund (to be known as Columbia Select International Equity Fund effective May 1, 2015)

Post-Effective Amendment No. 140 (the “Post-Effective Amendment”)
Registration File Nos.: 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 140 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to reflect changes to the Funds’ names, principal investment strategies and principal risks.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust